Exhibit 99.1

Strategic Phase 2 Exploration Program Launched at Island Gold
High-Grade Resource Potential Identified Laterally and at Depth

Deep Drilling Intersects 18.63 g/t over 6.60 metres and 9.11 g/t over 4.12 metres;
Lateral Drilling Intersects 17.41 g/t gold over 2.27 metres and 21.0 g/t over 2.78 metres

TORONTO, Ontario, Canada, July 7, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is pleased to announce that based on the positive results reported from the Phase 1 exploration drilling program, a strategic Phase 2 exploration drilling program has been launched at the Island Gold Mine. The Corporation is also providing a final update on the Phase 1 drilling program (Figure 1), which continues to demonstrsate the potential of the cornerstone Island Gold Mine. (All amounts are in Canadian dollars unless otherwise indicated).

The Phase 1 exploration drilling program commenced in September 2015 and focused on three key priorities: 1) testing the lateral continuity of the known deposit to potentially extend mine life above the 1,000 metre level; 2) following up on gold intersections that support the potential for a down plunge extension of the deposit between the 1,000 and 1,500 metre levels; and 3) testing high-priority regional gold targets elsewhere across the prospective Island Gold property.

The results from the Phase 1 drilling program have met our objectives, which has supported the launch of an aggressive Phase 2 exploration program of up to 142,000 metres that will be completed over the next 18 to 24 months. The primary objective of the Phase 2 program is to expand the existing resource inventory laterally along strike, mainly to the east of the main deposit, with a goal of extending mine life above the 1,000 metre level that could support the potential expansion scenarios currently under review, as well as to identify the next million-plus ounces of high-grade inferred resource at depth, between the 1,000 and 1,500 metre levels.

“Drilling to date has identified the potential for high-grade resource blocks in the eastern lateral extension that could add incremental ounces to the near-term production plan, support potential expansion opportunities and increase mine life. The success of the deep directional drilling program increases our confidence in the potential to add another million or more, high-grade ounces at depth, which could support medium-to-longer term production growth opportunities.” stated Renaud Adams, CEO. He continued, “The Phase 2 program will continue to focus on expanding our global resource inventory with a target of adding inferred ounces both laterally and at depth by the end of the year, with an ultimate goal of unlocking the multi-million ounce potential of the Island Gold Mine.”

PHASE 1 EXPLORATION DRILLING PROGRAM UPDATE

Recent highlights from the Phase 1 exploration drilling program include:

Lateral Exploration (Figure 2)

Approximately 50,100 metres of the Phase 1 lateral exploration program (east and west) have been completed, including 16,440 metres from surface, 23,850 metres from the 450 and 620 metre levels, 2,612 metres from the 190 metre level and 7,170 metres from the 340 metre level.

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Recent highlights include (all results are reported with estimated true width and high grade capped at 95 g/t gold):

  Hole 620-543-34: 17.41 g/t gold over 2.27 metres

  Hole 620-556-04: 21.00 g/t over 2.78 metres

  Hole GD-590-05: 10.55 g/t gold over 2.46 metres

The Phase 1 lateral exploration program has successfully identified a potential resource block located approximately 300 metres east of the main deposit as well as a second contiguous mineralized sector identified 800 metres east of the main deposit, which demonstrates the potential to increase the resource inventory to the east of the main deposit.

Phase 1 Deep Directional Drilling ( Figure 3)

The Phase 1 deep directional drilling program was designed to test the down plunge extension of the deposit between the 860 and 1,500 metre levels and to follow-up on a single deep hole from surface that intersected 19.87 g/t over 3.93 metres at a depth of 1,200 metres. High grade gold values over wide zones continue to be intersected, confirming the interpreted high grade zone at depth. Approximately 21,700 metres of the Phase 1 directional drilling program have been completed, including five pilot holes and 15 wedged holes. All of the holes drilled to date have intersected the main mineralized structure.

Recent highlights include (all results are reported with estimated true width and high grade capped at 95 g/t gold):

  Hole MH1-6: 18.63 g/t gold over 6.60 metres

  Hole MH1-7: 9.11 g/t gold over 4.12 metres

  Hole MH3-6: 12.49 g/t gold over 2.19 metres

  Hole MH4-1: 6.36 g/t gold over 5.84 metres (parallel zone to the main C Zone)

Phase 1 drilling has also identified a potential new high-grade resource block located in the eastern down plunge extension between the 900 and 1,250 metre levels, which shows similar geological characteristics as the main C Zone structure. The weighted average grade of the 20 holes located within the potential inferred resource area (16 from deep directional drilling and 4 from previous drilling programs) is 10.85 g/t gold (capped at 95 g/t gold) over an average true thickness of 4.35 metres. This compares to the main million ounce discovery that has an average resource grade of 10.73 g/t gold (capped at 95 g/t gold) over a 4.5 metre true width.

Regional Surface Exploration ( Figure 4)

A 7,500 metre regional exploration program was initiated in 2015 to test the east and west regional extensions of the Island Gold deposit along strike as well as for new deposits within the Goudreau shear zone. The Phase 1 program included drilling in the former Kremzar Mine area, which tested the extension of the previously mined mineralized zone at depth, with 3 holes completed to date. Results to date confirm the extension of the mineralized quartz veins at depth in 2 of the holes (main zone and subsidiary zones). To date, a total of approximately 4,000 metres of drilling have been completed with the remaining 3,500 metres to be incorporated into the Phase 2 drilling program. Ongoing drilling will also focus on the previously identified high-priority gold targets located elsewhere on the highly prospective 77 km2 Island Gold property.

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PHASE 2 EXPLORATION PROGRAM ( Figure 5)

The Phase 2 exploration program will build on the success of the Phase 1 program and will focus on three key priorities over the next 18 to 24 months: 1) continuing to test the lateral continuity of the known deposit to the east of the main deposit to potentially add new resource blocks with the overall objective of extending mine life above the 1,000 metre level; 2) to identify the next million-plus ounce, high grade inferred resource in the vertical extension of the deposit between the 1,000 and 1,500 metre levels; and 3) continuing to test high priority regional gold targets across the prospective Island Gold property.

Approximately 39,000 metres ($7 million) of the approximately 142,000 metre Phase 2 drilling program is expected to be completed over the balance of the year. (Refer to Table 2 for additional details of the Phase 2 drilling program).

Eastern Lateral Drilling Program ( Figure 5)

The Phase 2 eastern lateral drilling program will follow up on the potential addition of new resource blocks located east of the main deposit that were identified as part of the Phase 1 program, as well as continue to test the main mineralized structure laterally along strike above the 1,000 metre level.

Approximately 9,000 metres of an overall 42,000 metres of drilling is expected to be completed over the balance of the year, including approximately 3,000 metres of infill drilling (50 metre drill spacing), to potentially define an inferred resource block between the 500 and 750 metre levels located approximately 300 metres east of the main deposit.

One conventional surface drill and one underground drill from the 340 metre level are currently drilling in the target area. Should infill drilling confirm the potential for a new inferred resource, the 620 metre exploration drift will be extended and infill drilling would then be transitioned to underground drilling from the 620 metre exploration drift.

Due to the favourable results from the Phase 1 drilling to the east, including better access for drilling and proximity to the existing mining infrastructure, drilling to test the potential extension to the west of the known deposit will be deferred until further analysis is complete.

Deep Drilling Program ( Figure 5)

The objective of the Phase 2 deep directional program is to continue to test the significant potential of the vertical extension of the main deposit between the 1,000 and 1,500 metre levels with the overall objective of adding the next million-plus ounces of high-grade inferred resources.

Approximately 27,000 metres of an overall 80,000 metres of drilling, including 5,000 metres of infill drilling (50 metre drill spacing), is estimated to be completed over the balance of the year. Four surface directional drills and two surface conventional drills (infill drilling) are currently drilling in the target area. The objective of the deep infill program is to define a potential inferred resource block that was identified through the Phase 1 program, which is located in the eastern down plunge extension of the C Zone between the 1,000 and 1,500 metre levels. The infill drilling will transition to underground drilling once access to the 860 metre drift has been established.

The complete 18 to 24 month deep drilling program will consist of exploring the western and eastern down plunge corridors between the 1,000 and 1,500 metre programs, as well as infill drilling for the potential conversion to inferred high-grade resources at depth that could potentially support additional expansion opportunities and extend mine life.

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Regional Program

Approximately 3,000 metres of an overall 20,000 metre drilling program are expected to be completed in 2016. The Phase 2 regional drilling program will continue to evaluate the potential extension of the mineralization below the Kremzar mine as well as the previously identified high-priority gold targets located elsewhere on the highly prospective 77 km2 Island Gold property.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

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Table 1: Drill Results

LATERAL EXPLORATION
(East of Main Zone)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
620-543-32	141	123.27	126.00	2.66	0.86	0.86	E1E	575
620-543-34	231	201.79	204.56	2.27	17.41	17.41	E1E	715
620-543-35	285	236.39	239.83	2.44	2.51	2.51	E1E	767
620-543-36	250	221.58	228.00	4.86	4.01	4.01	E1E	731
620-543-39	180	156.36	158.86	2.32	3.04	3.04	E1E	622
620-556-02	234	214.34	219.88	4.68	0.48	0.48	E1E	697
620-556-03	180	141.53	151.66	9.78	0.32	0.32	E1E	607
620-556-04	285	267.97	271.82	2.78	21.00	21.00	E1E	753
GD-580-02	1,161	986.51	990.64	2.07	2.35	2.35	E1E	950
GD-590-04	1,050	829.38	835.21	3.34	0.12	0.12	E1E	781
GD-590-05	1,050	747.73	751.74	2.46	19.20	10.55	E1E	660
	including	748.65	748.95	0.18	210.72	95.00

DEEP DRILLING PROGRAM
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
MH1-4	1,540	1,252.50	1,256.00	3.16	0.45	0.45	E1E	1,045
MH1-6	1,490	1,299.95	1,308.37	6.60	20.31	18.63	E1E	1,130
	including	1,300.75	1,301.30	0.43	120.82	95.00
MH1-7	1,500	1,391.07	1,398.00	4.12	11.87	9.11	E1E	1,280
	including	1,393.43	1,394.00	0.34	45.77	45.77
	including	1,395.76	1,396.06	0.18	158.68	95.00
MH2A	1,422	1,262.85	1,265.60	2.06	3.35	3.35	X	1,091
MH2A-3	1,442	1,199.50	1,202.60	2.27	2.42	2.42	X	1,031
MH2A-3	1,442	1,276.00	1,278.74	2.01	4.31	4.31	E1E	1,091
MH3-6	1,505	1,362.84	1,367.66	2.19	12.49	12.49	E1E	1,257
MH4	1,400	1,276.00	1,282.60	4.91	1.17	1.17	X	1,061
MH4	1,400	1,289.40	1,293.40	2.75	4.29	4.29	C	1,070
MH4-1	1,400	1,106.61	1,114.65	5.84	6.36	6.36	X	932
	including	1,108.84	1,109.33	0.36	68.47	68.47
MH4-1	1,400	1,292.10	1,295.21	2.27	1.53	1.53	C	1,068

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Table 2: Phase 2 Exploration Drilling

Phase 2 Exploration Program	Amount (C$)
Lateral Drilling Program
Surface Drilling (15,000m)	$1,650,000
Underground Drilling (27,000m)	$2,200,000
620m and 740m exploration drifts extension	$3,750,000
Total Lateral Drilling	$7,600,000

Deep Drilling Program
Surface directional drilling (40,000m)	$8,400,000
860m exploration drift (500m)	$3,200,000
Infill underground drilling (40,000m)	$3,200,000
Total Deep Drilling	$14,800,000

Regional Drilling Program
Surface drilling (20,000m)	$2,200,000

Total Phase 2 Exploration	$24,600,000

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Figure 1: Phase 1 Exploration

Island Gold Mine
2016 Exploration Program, Phase 1 (71,800 metres)

W
E
LOCHALSH
ISLAND
EXT1
EXT2
GOUDREAU
Surface
Crown pillar
PEA
Eastern Lateral Exploration
Deep Directional Drilling
-500 m
-1,000 m
-1,500 m
14,000 mE
15,000 mE
16,000 mE
200 m
MH3-1
MH1-6
MH1-7
MH3-6
Legend

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Figure 2: Eastern Lateral Exploration

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Island Gold Mine
2016 Eastern Lateral Exploration
Phase 1 (50,100 metres)

Eastern Lateral Exploration
Proven Reserves
Probable Reserves
Indicated Resources
Inferred Resources
Ramp and Actual Development
Mined Out
Previous drillhole intersection
Drillhole intersection
Au g/t true thickness (metres)
16,000 mE
640 m level
PEA
620 m Level Exploration drift
- 500 m
100 m
RICHMONT

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Figure 3: Phase 1 Deep Directional Drilling

Island Gold Mine
2016 Deep Directional Drilling
Phase 1 (21,700 metres)

Deep
Directional
Drilling
PEA
-1,000 m
-1,500 m
Dyke
Dyke
15,500 mE
16,000 mE
100 m
Proven Reserves
Probable Reserves
Indicated Resources
Inferred Resources
Ramp and Actual Development
Mined Out
Previous drillhole intersection
RICHMONT

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Figure 4: Phase 1 Regional Exploration

Island Gold Mine

2016 Regional Surface Exploration, Phase 2 (20,000 metres)

Producing Gold Mine
Closed Gold Mine
Gold Showing
Major Fault
Mafic Volcanic
Intermediate Volcanic
Diabase
Iron Formation
Webb Lake Stock-Granodiorite
KREMZAR MINE
47,000 oz Au
0.6 MT @ 4.8 g/t Au
KZ-16-01
56.93/1.10 c.l.
KZ-16-02
1.94/13.02 c.l.
5 completed DDH
Results pending
CLINE MINE
63,000 oz Au
0.3 MT @ 6.5 g/t Au
EDWARDS MINE
144,000 oz Au
0.3 MT @ 11.0 g/t Au
MAGINO OPEN PIT
(Resources)
158MT @ 1.03 g/t Au
5.2 million oz Au
East Extension
Shear Zone
ISLAND GOLD MINE
West Extension
MAGINO MINE
115,000 oz Au
0.8 MT @ 4.4 g/t Au
Phase 1, 2016 Surface Exploration Program 4,000m completed
Drilling target
1 km
N

MAGINO
ISLAND GOLD
EDWARDS
CLINE
- 500 m
- 1,000 m
- 1,500 m
Argonaut
Richmont
Strike Minerals
Cline Mining Corp.

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Figure 5: Phase 2 Exploration Program

Island Gold Mine

Exploration Program Phase 2, H2 2016 (36,000 metres)

Looking NW
W
E
S
N
LOCHALSH
ISLAND
EXT1
EXT2
GOUDREAU
-500m
-1000m
Total Phase 2
Eastern Lateral Drilling
(42,000 m)
H2 2016
Exploration
Drilling
6,000 m
H2 2016
Infill
Drilling
3,000 m
H2 2016
Deep
Infill
Drilling
5,000 m
Total Phase 2 Deep Drilling
(80,000 m)
H2 2016
Deep
Directional
Drilling
22,000 m
Legend

TOTAL ESTIMATED PHASE 2

18-24 month of approx. 122,000 m drilling

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